Exhibit 99.1

	Masterworks 184, LLC

	Gross Artwork Sale Proceeds	$1,450,000.00
(+)	Cash on Balance Sheet	$100.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,450,100.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(42,636.00)
=	Distributable Proceeds to Class A Shares	$1,407,364.00
(/)	Total Class A Shares Outstanding	61,841 *
=	Distributable Proceeds per Class A Share	22.76
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.14

	Offering period
	Cash Receipt Date	12/15/2023
(-)	Final Offering Close Date	2/1/2023
=	Days from final close to cash receipt	317
(/)	Days of year	365
=	IRR Period (in years)	0.87

	IRR Calculation
	MOIC	1.14
	IRR Period (in years)	0.87
	IRR	16.0%

*Reflects 791 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.